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                                                         OMB APPROVAL
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                 UNITED STATES                OMB Number:              3235-0058
      SECURITIES AND EXCHANGE COMMISSION      Expires:          January 31, 2005
            WASHINGTON, D.C. 20549            Estimated average burden
                                              Hours per form................2.50
                  FORM 12b-25                 ----------------------------------

          NOTIFICATION OF LATE FILING         ----------------------------------
                                              SEC FILE NUMBER: 000-50604
                                              CUSIP NUMBER: 159569-10-2
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 (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

              For Period Ended: March 31, 2004
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                         CHARDAN CHINA ACQUISITION CORP.
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                             Full Name of Registrant


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                            Former Name if Applicable

                        777 South Highway 101, Suite 215
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            Address of Principal Executive Office (Street and Number)

                         Solana Beach, California 92075
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                            City, State and Zip Code

                       PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 could not be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, has been unable to accurately and completely compile the financial information required to be included in the Form 10-QSB.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Kerry Propper             (858)                   847-9000
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               (Name)              (Area Code)           (Telephone Number)

(2)   Have all other periodic reports required under Section 13
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the
      preceding 12 months or for such shorter period that the
      registrant was required to file such report(s) been filed?
      If answer is no, identify report(s)                         [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last
      fiscal year will be reflected by the earnings statements to
      be included in the subject report or portion thereof?       [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was formed on December 5, 2003. Accordingly, a comparison of the changes from the prior year's quarter cannot be made.

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                 CHARDAN CHINA ACQUISITION CORP.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2004                   By: /S/ Kerry Propper
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                                         Kerry Propper, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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